UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of March, 2020

Copa Holdings, S.A.

(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-                 )

Enclosure: 6K - Air travel restrictions due to Coronavirus outbreak in Latin America.

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Over the past few days, Panama, Colombia, Ecuador, Venezuela, Honduras, Chile, Peru, Guatemala, Trinidad and Tobago, Argentina and Canada, among others, have either prohibited flights to their countries or imposed significant travel restrictions.  The Company expects that these restrictions will result in the grounding of most of its fleet over the next few days.  At the moment, the Company is expecting to reduce over 80% of the capacity planned for April, without ruling out the possibility of a complete, temporary shutdown of its operations.

Copa maintains a strong financial position, with low leverage and high liquidity. The Company has been taking actions to seek to minimize the effects from the Coronavirus situation.  The extent of the impact of this situation on the Company's operational and financial performance will depend on future developments, including the duration and spread of the outbreak, related travel restrictions and how quickly demand for air travel recovers after the virus is controlled and travel restrictions are lifted, all of which are highly uncertain and cannot be predicted at this point.

The continuance of the current situation could have a material adverse effect on the Company’s operations and financial position.  The Company is unable to predict at this time the duration of the current situation, the extent to which it will be able to reduce costs or the timing for any potential recovery.

This document contains forward-looking statements - not limited to historical facts - that reflect the Company’s currents beliefs, expectations and/or intentions regarding future events and results. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially and are based on assumptions that are subject to change.  For more information on forward-looking statements and associated risks, please refer to our annual report filed with the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 3/17/2020
	By:	/s/ José Montero
Name: José Montero Title: CFO